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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1

                        New World Restaurant Group, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or
                   240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 38 Pages
                         Exhibit Index Found on Page 37


--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      3,340,220 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     3,340,220 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,220 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 6.1% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      3,631,806 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     3,631,806 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,806 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 6.6% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminay Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      579,848 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     579,848 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            579,848 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 1.1% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminay Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      489,286 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     489,286 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            489,286 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 1.0% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Tinicum Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      186,720 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     186,720 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            186,720 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 0.4% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      6,884,350 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     6,884,350 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,884,350 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 11.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IA, OO
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Partners, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      8,227,880 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     8,227,880 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,227,880 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 13.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            OO
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a) [   ]
                                                                     (b) [ X ]**

               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
      NUMBER OF                      15,112,230 Shares plus certain additional
        SHARES                       Shares through the ownership of additional
     BENEFICIALLY                    Warrants. [See Preliminary Note]
       OWNED BY          ------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER
      REPORTING                      -0-
     PERSON WITH         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

     Preliminary  Note: The Reporting Persons (as defined below) are filing this
Schedule 13D with respect to the Common Stock, par value $0.001 per share (the "Shares"), of New World Restaurant Group, Inc. (the "Company"). The Reporting Persons own, in aggregate, 105,000 Shares. In addition, the Reporting Persons own, in aggregate, 153,135 Warrants issued by the Company (the "Warrants") issued pursuant to that certain Warrant Agreement dated June 19, 2001 between the Company and Jefferies & Company, Inc. (the "Warrant Agreement"). Each Warrant is immediately exercisable and represents the right to purchase 98 Shares at an exercise price of $0.01 per share. In addition, pursuant to Section
4.28 of that certain Indenture dated as of June 19, 2001 (the "Indenture") for $140,000,000 of the Company's Senior Secured Increasing Rate Notes due 2003 and Senior Secured Increasing Rate Notes due 2003, Series B (together, the "Notes"), the Reporting Persons, as holders of certain Notes, are entitled to receive certain additional Warrants in the event the Notes are outstanding on each of March 15, 2002, June 15, 2002 and each month thereafter (together, the "Step-up Warrants").

     As of the date of this filing, the Notes remain outstanding. The Reporting Persons therefore believe that, pursuant to the terms of the Indenture, they were entitled to receive Step-up Warrants on March 15, 2002, June 15, 2002 and monthly thereafter through June 15, 2003, and are entitled to receive additional Step-up Warrants each month the Notes remain outstanding after June 15, 2003. As of the date of this filing, the Reporting Persons have received the Warrants that accrued on March 15, 2002 and some of the Warrants that accrued on June 15, 2002 but not the remainder of the June 15, 2002 Warrants and none of the Warrants that accrued thereafter (such unissued Warrants being the "Additional Step-up Warrants"). The Reporting Persons are unable to determine or confirm the number of Warrants they will receive upon the issuance of these Additional
Step-up Warrants. The Reporting Persons have therefore noted on their cover pages that they are the deemed beneficial owner of certain additional Shares through the ownership of additional Warrants but have not provided the amount of these additional Shares. Such additional Shares could materially increase the beneficial ownership of the Shares held by the Reporting Persons; provided, however, that the Reporting Persons' deemed beneficial ownership of the percentage of Shares outstanding on any given date (through their ownership of any of the Warrants discussed in this Schedule 13D) will also be affected by the number of Warrants that other Warrant holders may have exercised as of such date.

     The Reporting Persons are filing this Schedule 13D to report their direct ownership of the 105,000 Shares, their deemed beneficial ownership, through the 153,135 Warrants issued to them to date, of an additional 15,007,230 Shares and their deemed beneficial ownership of additional Shares (in an undetermined amount) due to their entitlement to certain Additional Step-up Warrants. All numbers and percentages contained in this Schedule 13D represent Shares (including Shares owned directly and Shares deemed to be beneficially owned through the 153,135 Warrants owned by the Reporting Persons) and not Warrants, unless stated otherwise. All percentages are based on the 51,016,857 Shares outstanding as of June 15, 2003 (as reported by the Company) plus the additional Shares that would be issued if the Reporting Persons exercised the 153,135 Warrants issued to them to date. The percentages do not assume the exercise of Warrants held by any other persons or entities. For information regarding the Warrants and the "step-up" provisions discussed above, see the Indenture filed as Exhibit 99.10 to the Company's Form 8-K filed on July 3, 2001 and the Warrant Agreement filed as Exhibit 99.13 to the Company's Form 8-K filed on July 3, 2001, both of which are incorporated herein by reference.

Item 1.  Security And Issuer.
------   -------------------

     This statement relates to the Shares of the Company. The Company's principal offices are located at 1687 Cole Boulevard, Golden, Colorado 80401.

Item 2.  Identity And Background.
------   -----------------------

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnerships
     ----------------

          (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

          (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

          (iii)Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

          (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants); and

          (v)  Tinicum   Partners,   L.P.,  a  New  York   limited   partnership
               ("Tinicum"), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants).

     FCP, FCIP, FCIP II, FCIP III and Tinicum are together referred to herein as the "Partnerships."

     The Management Company
     ----------------------

          (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares beneficially owned by certain accounts managed by the Management Company (the "Managed Accounts") (through their ownership of Shares and Warrants).

     The General Partner Of The Partnerships
     ---------------------------------------

          (vii)Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Shares beneficially owned by each of the Partnerships (through their ownership of Shares and Warrants).

     The Managing Members Of The General Partner And The Management Company
     ----------------------------------------------------------------------

          (viii) The following nine persons who are managing members of both the General Partner and the Management Company, with respect to the Shares beneficially owned by the Partnerships and the Managed Accounts (through their ownership of Shares and Warrants): David
               I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Cohen, Downes, Duhamel, Fried, Landry, Mellin, Millham, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a citizen of the United States.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

     The net investment cost (including commissions) for the Shares held by each of the Partnerships and Managed Accounts is set forth below:

        Entity                Shares Held           Approximate Net
        ------                -----------           ---------------
                                                    Investment Cost
                                                    ---------------
    FCP                          23,900                  $1,434
    FCIP                         25,700                  $1,542
    FCIP II                       4,000                    $240
    FCIP III                      3,500                    $210
    Tinicum                       1,500                     $90
    Managed Accounts             46,400                  $2,784


     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

     The Reporting Persons obtained the Warrants pursuant to three separate transactions. In the first transaction, the Reporting Persons acquired the Notes and received 72,195 Warrants for no additional consideration. In the second transaction, the Reporting Persons acquired 612 Step-up Warrants as a result of the Notes being outstanding as of March 15, 2002 and June 15, 2002. No consideration was given by the Reporting Persons for such Step-up Warrants. In the third transaction, the Reporting Persons received 80,328 Warrants in consideration for agreeing to the terms of the Standstill Agreement (as defined and described below).

Item 4.  Purpose Of The Transaction.
-------  --------------------------

     The purpose of the acquisition of the Shares and the Warrants is for investment, and the acquisitions of the Shares and the Warrants by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     As mentioned in the Preliminary Note above, certain of the Reporting Persons hold Notes issued by the Company. On June 17, 2003, the Partnerships, the Managed Accounts and certain other holders of the Company's Notes (together, the "Noteholders") entered into a Standstill Agreement with the Company (the "Standstill Agreement"). Under the Standstill Agreement, the Noteholders agreed, subject to certain exceptions, not to take any action to enforce any of their rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults. In consideration for this, the Company is issuing to the Noteholders a number of Warrants based on the principal amount of their outstanding Notes and has agreed to make interest payments on the Notes through July 15, 2003. For the full terms and conditions of the Standstill Agreement, see Exhibit 99.1 to the

Company's Form 8-K filed on June 18, 2003, which is incorporated herein by reference.

     The Company has proposed issuing certain new notes as part of a debt refinancing proposal. The Reporting Persons have tentatively agreed to purchase a certain amount of such offering subject to negotiations of the full terms and conditions of such offering and subject to review of all relevant documentation.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Warrants or other securities of the Company (other than the acquisition of Additional Step-up Warrants, the tentative acquisition of new notes which may be offered by the Company and the acquisition of certain additional Notes), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares, Warrants and/or Notes or dispose of any or all of its Shares, Warrants and/or Notes depending upon an ongoing evaluation of the investment in the Shares, Warrants and/or Notes, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares, Warrants and/or Notes which it may hold at any point in time.

     Also, consistent with their investment intent and as discussed above, the Reporting Persons have communicated with and intend to have further communications from time to time with one or more shareholders or Noteholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other third parties and any financial advisers to the Company regarding the Company (including but not limited to operations, acquisitions or dispositions, refinancings, recapitalizations, dividends and other strategic transactions that could be undertaken by the Company). The Reporting Persons may in such communications advocate a particular course of action.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     (a) The Partnerships
         ----------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto with respect to the Partnerships is calculated based upon the sum of
               (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) with respect to each Partnership, the number of Shares for which the Warrants owned by such Partnership can be exercised.

          (c) The trade dates, number of Shares or Warrants purchased or sold and the price per security (including commissions) for all such transactions by the Partnerships in the past 60 days are set forth on Schedules A-E hereto and are incorporated herein by reference. All of such transactions were consummated pursuant to the Standstill Agreement.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (b) The Management Company
         ----------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto for the Management Company is calculated based upon the sum of (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by the Managed Accounts can be exercised.

          (c) The trade dates, number of Shares or Warrants purchased or sold and the price per security (including commissions) for all such transactions by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were consummated pursuant to the Standstill Agreement.

          (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares and Warrants held by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (c) The General Partner
         -------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for the General Partner is calculated based upon the sum of
               (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by each of the Partnerships can be exercised.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (d) The Individual Reporting Persons
         --------------------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith with respect to the Individual Reporting Persons is calculated based upon the sum of (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and
               (ii) the number of Shares for which the Warrants owned by each of the Partnerships and the Managed Accounts can be exercised.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares and Warrants held by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     The Shares reported hereby for the Partnerships are beneficially owned by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are beneficially owned by the Managed Accounts (through the Partnerships' and Managed Accounts' ownership, respectively, of Shares and Warrants). The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships (through their ownership of Shares and Warrants). The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Managed Accounts (through their ownership of Shares and Warrants). The Individual Reporting Persons, as managing members of both the General Partner and/or the Management
Company, may each be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships and the Managed Accounts (through their ownership of Shares and Warrants). Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

     Except for the Standstill Agreement and the tentative agreement to purchase certain new notes to be issued by the Company each described in Item 4, the Indenture described in the Preliminary Note and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2003

                      /s/ David I. Cohen
                      ----------------------------------------
                      FARALLON PARTNERS, L.L.C.,
                      on its own behalf and as General Partner of
                      FARALLON CAPITAL PARTNERS, L.P.,
                      FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                      By David I. Cohen,
                      Managing Member

                      /s/ David I. Cohen
                      ----------------------------------------
                      FARALLON CAPITAL MANAGEMENT, L.L.C.,
                      By David I. Cohen,
                      Managing Member

                      /s/ David I. Cohen
                      ----------------------------------------
                      David I. Cohen, individually and as attorney-in-fact
                      for each of Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

     The Powers of Attorney, each executed by Downes, Mellin, Millham and Steyer authorizing Cohen to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on February 2, 1998, by such Reporting Persons with respect to the Units of Axogen Limited, are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Cohen to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on February 22, 1999 by such Reporting Persons with respect to the Common Stock of SEQUUS Pharmaceuticals, Inc., are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Cohen to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on January 31, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Cohen to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1. The Management Company
   ----------------------

     (a)  Farallon Capital Management, L.L.C.
     (b)  One Maritime Plaza, Suite 1325
          San Francisco, California 94111
     (c)  Serves as investment adviser to various managed accounts
     (d)  Delaware limited liability company
     (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica
          R. Landry, William F. Mellin, Stephen L. Millham and Mark C. Wehrly, Managing Members.

2. The General Partner
   -------------------

     (a)  Farallon Partners, L.L.C.
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, California 94111
     (c)  Serves as general partner to investment partnerships
     (d)  Delaware limited liability company
     (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Richard
          B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham and Mark C. Wehrly, Managing Members.

3. The Individual Reporting Persons/The Managing Members
   -----------------------------------------------------

     Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

                                   SCHEDULE A
                                   ----------
                         FARALLON CAPITAL PARTNERS, L.P.
                         -------------------------------


                                NO. OF WARRANTS
                                 PURCHASED (P)                  PRICE
       TRADE DATE                 OR SOLD (S)                PER WARRANT
      ------------              ---------------             -------------

         6/17/03                  17,517 (P)                     **









** Pursuant to the terms of the Standstill Agreement described in Item 4 above, the Reporting Persons received such Warrants as consideration for agreeing not to take any action to enforce any of its rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults.

                                   SCHEDULE B
                                   ----------
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
                  ---------------------------------------------


                                NO. OF WARRANTS
                                 PURCHASED (P)                  PRICE
       TRADE DATE                 OR SOLD (S)                PER WARRANT
      ------------              ---------------             ------------

         6/17/03                  18,745 (P)                     **









** Pursuant to the terms of the Standstill Agreement described in Item 4 above, the Reporting Persons received such Warrants as consideration for agreeing not to take any action to enforce any of its rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults.

                                   SCHEDULE C
                                   ----------
                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
                ------------------------------------------------


                                NO. OF WARRANTS
                                 PURCHASED (P)                  PRICE
       TRADE DATE                 OR SOLD (S)                PER WARRANT
      ------------              ---------------             ------------

         6/17/03                   3,080 (P)                     **









** Pursuant to the terms of the Standstill Agreement described in Item 4 above, the Reporting Persons received such Warrants as consideration for agreeing not to take any action to enforce any of its rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults.

                                   SCHEDULE D
                                   ----------
                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
                -------------------------------------------------


                                NO. OF WARRANTS
                                 PURCHASED (P)                  PRICE
       TRADE DATE                 OR SOLD (S)                PER WARRANT
      ------------              ---------------             ------------

         6/17/03                   2,547 (P)                     **









** Pursuant to the terms of the Standstill Agreement described in Item 4 above, the Reporting Persons received such Warrants as consideration for agreeing not to take any action to enforce any of its rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults.

                                   SCHEDULE E
                                   ----------
                             TINICUM PARTNERS, L.P.
                             ----------------------


                                NO. OF WARRANTS
                                 PURCHASED (P)                  PRICE
       TRADE DATE                 OR SOLD (S)                PER WARRANT
      ------------              ---------------             ------------

         6/17/03                    969 (P)                      **









** Pursuant to the terms of the Standstill Agreement described in Item 4 above, the Reporting Persons received such Warrants as consideration for agreeing not to take any action to enforce any of its rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults.

                                   SCHEDULE F
                                   ----------
                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                       -----------------------------------


                                NO. OF WARRANTS
                                 PURCHASED (P)                  PRICE
       TRADE DATE                 OR SOLD (S)                PER WARRANT
      ------------              ---------------             ------------

         6/17/03                  37,470 (P)                     **









** Pursuant to the terms of the Standstill Agreement described in Item 4 above, the Reporting Persons received such Warrants as consideration for agreeing not to take any action to enforce any of its rights and remedies against the Company under the Indenture until July 15, 2003, as a result of the Company's failure to repay the Notes and certain other Indenture defaults.

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 20, 2003

                      /s/ David I. Cohen
                      ----------------------------------------
                      FARALLON PARTNERS, L.L.C.,
                      on its own behalf and as General Partner of
                      FARALLON CAPITAL PARTNERS, L.P.,
                      FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                      By David I. Cohen,
                      Managing Member


                      /s/ David I. Cohen
                      ----------------------------------------
                      FARALLON CAPITAL MANAGEMENT, L.L.C.,
                      By David I. Cohen,
                      Managing Member


                      /s/ David I. Cohen
                      ----------------------------------------
                      David I. Cohen, individually and as attorney-in-fact
                      for each of Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.